Exhibit 23.1

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 3 to the Registration Statement (Form S-4 No. 333-208272) of KeyCorp for the registration of KeyCorp’s Common Shares and Fixed-to-Floating Rate Perpetual Noncumulative Preferred Stock, Series C, and related Preliminary Joint Proxy Statement/Prospectus of KeyCorp and First Niagara Financial Group, Inc., and to the incorporation by reference therein of our reports dated March 2, 2015 with respect to the consolidated financial statements of KeyCorp, and the effectiveness of internal control over financial reporting of KeyCorp, included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Cleveland, Ohio

February 1, 2016